Mail Stop 3561

October 16, 2006

Ronald Elliott, Chief Executive Officer
Excelligence Learning Corporation
2 Lower Ragsdale Drive
Monterey, California 93940

      Re: **Excelligence Learning Corporation**
              Amendment No. 1 to Schedule 13E-3
              Filed September 26, 2006
              File No. 5-61537
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed September 26, 2006
              File No. 0-32613

Dear Mr. Elliott:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 13E-3

Introduction, page 1

1. We note your response to comment 3 in our letter dated September 19, 2006. However, you have not removed the disclosure stating that no other filing person, including you, takes responsibility for the accuracy of any information not supplied by the filing person. Therefore, please remove this disclosure. Also, in addition to the disclosure you have added stating that the filing persons may still be found liable for all of the disclosures contained in the Schedule 13E-3 to the extent imposed by law, please indicate that the persons filing the Schedule 13E-3 may be deemed liable for all of the disclosures contained in the schedule.

Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 12

2. We note your response to comment 17 in our letter dated September 19, 2006. Also, we note your discussions of certain presentations to your board by Piper Jaffray & Co. and your filing of those presentations at Exhibits (c)(2) through (c)(6) to the Schedule 13E-3. However, please tell us why you did not file any information regarding the "detailed interactive presentation" to your board by representatives of Latham & Watkins LLP and Piper Jaffray on May 1, 2006, which you discuss in the third paragraph on page 15.

   Further, please tell us why you did not describe in detail or provide any oral and written presentations made to the board by entities other than Piper Jaffray. For example, in the last paragraph on page 13 you state that on December 14, 2005 Ronald Elliott and Scott Graves met with "the other investment bank that had been invited to discuss in more detail our strategic opportunities…."

Reasons for the Merger and Recommendation of the Special Committee…, page 24

3. We note your response to comment 23 in our letter dated September 19, 2006. You addressed the fact that the special committee's fairness determination was prepared without certain procedural safeguards listed in Item 1014 of Regulation M-A in the seventh and eighth bullet points on page 28. Additionally, please address why the special committee believes the transaction is fair to the unaffiliated shareholders even though the transaction does not include those procedural safeguards. See Items 1014(c), (d), and (e) of Regulation M-A.

Opinion of Piper Jaffray & Co., page 30

4. We note your response to comment 28 in our letter dated September 19, 2006. In that response, you state that you have revised your document to include disclosure provided by management of estimated revenue for the years 2007 to 2010, net working capital, changes in net working capital, and earnings per share. Please tell us where in your document you have included these changes.

Premiums Paid Analysis, page 35

5. We note your response to comment 31 in our letter dated September 19, 2006. In that response, you state that it is not material to identify all of the 41 transactions that were analyzed. Even so, please disclose a sample of these

transactions upon which this analysis was based so that your readers will have a better understanding of your premiums paid analysis.

Discounted Cash Flow Analysis, page 35

6. We note your response to comment 32 in our letter dated September 19, 2006. In the first paragraph on page 36, you state that the range of terminal value multiples was derived from a "number of factors including the valuation of comparable companies and characteristics unique to the company including size and growth." Please disclose all of the multiples from which the range of the terminal value was derived and the comparable companies and characteristics unique to the company.

Certain Effects of the Merger, page 41

7. We note your response to comment 34 in our letter dated September 19, 2006. In addition to just listing the protections and reporting requirements of the federal securities law that will no longer apply to you and your shareholders, please discuss how losing these protections and reporting obligations will affect you and your stockholders.

Security Ownership of Certain Beneficial Owners and Management, page 81

8. We note your response to comment 47 in our letter dated September 19, 2006. As WESKIDS III, L.L.C. is the managing member of WES LLC and IPP99 Private Equity, L.L.C., and has indirect voting or investment control over these entities and the Simon Fund, please identify the beneficial owners that have voting or investment control over the shares being offered by WESKIDS.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ade Heyliger, Special Counsel, at (202) 551-3636, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bradley A. Helms, Esq.
        Latham & Watkins LLP
        Via Fax: (213) 891-8763